LINKTONE ANNOUNCES COMPLETION OF $15 MILLION STOCK REPURCHASE PROGRAM AND PLANS FOR NEW $20
MILLION STOCK REPURCHASE PROGRAM

SHANGHAI, China, June 23, 2006 — Linktone Ltd. (Nasdaq: LTON — News), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that the Company has completed a $15 million stock repurchase program that had been previously implemented beginning in September 2005. In addition, the Company’s board of directors has approved a new $20 million stock repurchase program and will implement the program upon approval at an extraordinary general meeting of shareholders which is scheduled to be held on August 7, 2006.

Linktone shareholders previously authorized the repurchase of up to $15.0 million worth of American Depositary Shares (ADSs) of the Company at the Annual General Meeting held on September 7, 2005. As of June 23, 2006, the Company had effected transactions in the open market purchasing 1,866,600 ADSs for an aggregate purchase amount of approximately $15.0 million, completing the entire share repurchase program.

Linktone’s CEO Michael Li commented, “Following the recent successful completion of our previous $15 million stock buyback announced in 2005, we believe that immediately having another stock buyback program in place is a clear testament to our overwhelming confidence in Linktone’s ability to grow its core WVAS business and to build long term value for our shareholders. Our management team remains fully dedicated to expanding our wireless market share through an innovative product pipeline and unique consumer marketing channels. We remain positive on our outlook for 2006 and believe we will be able to continue to achieve strong revenue growth largely through organic means.”

Under the terms of the new program, subject to shareholder approval, Linktone may repurchase up to $20.0 million worth of its issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. The Company expects to implement the program over the next approximately 12-18 months in a manner consistent with market conditions, the Company’s corporate strategy and the interests of our shareholders. The timing and dollar amount of repurchase transactions will be determined by the board and will be subject to Securities and Exchange Commission Rule 10b-18 requirements. Purchases during “blackout periods” under the company’s insider trading policy will be effected pursuant to Rule 10b5-1. Linktone plans to fund repurchases made under this program from available working capital. As of March 31, 2006, Linktone had 25,724,170 ADSs outstanding.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of interactive entertainment products and services to consumers in China. Linktone provides a diverse portfolio of wireless and online content and applications, with a particular focus on media, entertainment and communications. These services are promoted through the company’s own marketing channels and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the company develops aggregates and distributes innovative and engaging products for its growing user community to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that changes in Chinese laws and regulations, or in application thereof by governmental authorities, including, for example, tax laws, could adversely affect Linktone’s financial condition and results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Lily Jiang Linktone Ltd. Tel: +86-21-6361-1583 Email: lily.jiang@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com